UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response.....15

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

TIM Hellas Telecommunications S.A.

(Name of Issuer)

Ordinary Shares, nominal value €1.53 each

(Title of Class of Securities)

859823106

(CUSIP Number)

David Spuria, Esq.	Denise Fallaize
Texas Pacific Group	Apax Europe VI GP Co. Limited
301 Commerce Street, Suite 3300	13-15 Victoria Road
Fort Worth, TX 76102	St. Peter Port, Guernsey, C.I. GY1 3ZD
(817) 871-4000	+44 (0) 1481 735 820

With copies to:
William A. Groll, Esq.		Robert Friedman, Esq.
Cleary Gottlieb Steen & Hamilton LLP		Dechert LLP
City Place House		30 Rockefeller Plaza
55 Basinghall Street		New York, NY 10112
London EC2V 5EH		(212) 698-3500
England
+44 207 614 2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1746 (3-00)

SCHEDULE 13D

CUSIP No. 859823106

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Troy GAC Telecommunications, Société Anonyme

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS
BK, AF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Greece

NUMBER OF SHARES		7	SOLE VOTING POWER
0

BENEFICIALLY OWNED BY EACH REPORTING		8	SHARED VOTING POWER
67,831,121 (See Item 5)

PERSON WITH		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
67,831,121 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
67,831,121 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.87% (See Item 5)

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 859823106

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Apax Partners Europe Managers Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England

NUMBER OF SHARES		7	SOLE VOTING POWER
0

BENEFICIALLY OWNED BY EACH REPORTING		8	SHARED VOTING POWER
67,831,121 (See Item 5)

PERSON WITH		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
67,831,121 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
67,831,121 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.87% (See Item 5)

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 859823106

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Apax Europe VI GP Co. Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Guernsey

NUMBER OF SHARES		7	SOLE VOTING POWER
0

BENEFICIALLY OWNED BY EACH REPORTING		8	SHARED VOTING POWER
67,831,121 (See Item 5)

PERSON WITH		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
67,831,121 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
67,831,121 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.87% (See Item 5)

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 859823106

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

TPG Advisors IV, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES		7	SOLE VOTING POWER
0

BENEFICIALLY OWNED BY EACH REPORTING		8	SHARED VOTING POWER
67,831,121 (See Item 5)

PERSON WITH		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
67,831,121 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
67,831,121 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.87% (See Item 5)

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 859823106

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

T3 Advisors II, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES		7	SOLE VOTING POWER
0

BENEFICIALLY OWNED BY EACH REPORTING		8	SHARED VOTING POWER
67,831,121 (See Item 5)

PERSON WITH		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
67,831,121 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
67,831,121 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.87% (See Item 5)

14	TYPE OF REPORTING PERSON
CO

Item 1. Security and Issuer.

     This statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, nominal value €1.53 per share (the “Common Stock”), of TIM Hellas Telecommunications, S.A., formerly STET Hellas Telecommunications, S.A., a company organized under the laws of Greece (the “Company”). The address of the principal executive offices of the Company is 66, Kifissias Avenue, 15125 Maroussi, Athens, Greece.

Item 2. Identity and Background.

     This Schedule 13D is being filed jointly by the following persons (each, individually, a “Reporting Person” and collectively the “Reporting Persons”): Troy GAC Telecommunications, Société Anonyme, a company organized under the laws of Greece (“Troy GAC”); Apax Partners Europe Managers Limited, a company organized under the laws of England (“APEM”), and Apax Europe VI GP Co. Limited, a company organized under the laws of Guernsey (“Apax GP” and, together with APEM, the “Apax Reporting Persons”); and TPG Advisors IV, Inc., a Delaware corporation (“TPG Advisors”), and T3 Advisors II, Inc., a Delaware corporation (“T3 Advisors” and, together with TPG Advisors, the “TPG Reporting Persons”). The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto. Information in this Schedule 13D with respect to each of the Reporting Persons is given solely by that particular Reporting Person, and none of the other Reporting Persons has any responsibility for the accuracy or completeness of information with respect to any other Reporting Person.

     Troy GAC

     The address of the principal business offices of Troy GAC is 3, Stratigou Tombra Street, GR-153 42, Ag. Paraskevi, Athens, Greece.

     Troy GAC is a Greek company, the principal business of which is serving as a holding company for the other Reporting Persons’ investment in the business of telecommunications in Greece. On March 28, 2005, the Apax Reporting Persons and their affiliates and the TPG Reporting Persons and their affiliates collectively acquired indirect ownership of all of the share capital of Troy GAC (the “Troy GAC Acquisition”) for the purpose of effecting the transactions described under Item 4 below.

     The Apax Reporting Persons and their affiliates and the TPG Reporting Persons and their affiliates, collectively, indirectly own 100% of the equity interests of Troy GAC by virtue of their ownership of 100% of the equity interests in Troy S.àr.l., a Luxembourg entity (“Troy”), which in turn owns 100% of the equity interests in Troy I S.àr.l., a Luxembourg entity (“Troy I”), which in turn owns 100% of the equity interests in Troy II, a Luxembourg entity (“Troy II” and, together with Troy and Troy I, the “Troy Luxembourg Entities”), which in turn owns 100% of the equity interests in Troy GAC. Each of the Troy Luxembourg Entities was formed solely for the purpose of effecting the transactions described in Item 4 below, and none of the Troy Luxembourg Entities has engaged in any activities other than those incident to its formation and such transactions.

     The name, citizenship, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Troy GAC are listed on Schedule I hereto.

     During the last five years, neither Troy GAC nor, to the knowledge of Troy GAC, any of the executive officers or directors named on Schedule I, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Apax Reporting Persons

     The address of the principal business offices of APEM is 15 Portland Place, London, England W1B 1PT, United Kingdom. The address of the principal business offices of Apax GP is 13-15 Victoria Road, St. Peter Port, Guernsey, C.I. GY1 3ZD.

     The principal business of APEM is to serve as the discretionary investment manager of the Europe VI Funds (as defined below). The principal business of Apax GP is to act as the general partner of Apax Europe VI GP, L.P., Inc. (the “General Partner of the Europe VI Funds”). The General Partner of the Europe VI Funds is a Guernsey limited partnership the purpose of which is to act as the general partner of certain private equity funds, including: Apax Europe VI-A, L.P., an English limited partnership, and Apax Europe VI-1, L.P., an English limited partnership (collectively, the “Europe VI Funds”).

     The name, citizenship, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of each of the Apax Reporting Persons are listed on Schedule II hereto.

     During the last five years, none of the Apax Reporting Persons and, to the knowledge of the Apax Reporting Persons, none of the executive officers or directors named on Schedule II, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     TPG Reporting Persons

     The address of the principal business offices of each of the TPG Reporting Persons is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

     The principal business of each of the TPG Reporting Persons is serving as the sole general partner of related entities engaged in making investments in securities of public and private corporations.

     TPG Advisors serves as the general partner of TPG GenPar IV, L.P., a Delaware limited partnership (“TPG GenPar”). TPG GenPar serves as the general partner of TPG Partners IV, L.P., a Delaware limited partnership (“TPG IV”), a private equity fund engaged in making investments in securities of public and private corporations.

     T3 Advisors serves as the general partner of T3 GenPar II, L.P., a Delaware Limited partnership (“T3 GenPar”). T3 GenPar serves as the general partner of each of T3 Partners II, L.P., a Delaware limited partnership (“T3 Partners”), and T3 Parallel II, L.P., a Delaware limited partnership (“T3 Parallel”). T3 Partners and T3 Parallel are private equity funds engaged in making investments in securities of public and private corporations in the telecommunications and technology industries.

     The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of each of the TPG Reporting Persons are listed on Schedule III hereto. Except as otherwise indicated on Schedule III hereto, each of the TPG Reporting Persons and the individuals referred to on Schedule III hereto is a United States citizen.

     During the last five years, neither of the TPG Reporting Persons and, to the knowledge of the TPG Reporting Persons, none of the executive officers or directors named on Schedule III, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.       Source and Amount of Funds or Other Consideration.

     On April 3, 2005, Troy GAC and TIM International N.V., a company organized and existing under the laws of The Netherlands (“Seller”), entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) pursuant to which Troy GAC agreed to purchase and the Seller agreed to sell all of the Common Stock held by Seller, subject to the terms and conditions set forth in the Stock Purchase Agreement. A copy of the Stock Purchase Agreement is attached as Exhibit 2 and is incorporated by reference herein.

     On June 15, 2005, the transactions contemplated by the Stock Purchase Agreement were consummated and Troy GAC acquired direct, record ownership of 67,831,121 shares of Common Stock, representing approximately 80.87% of the total number of shares of Common Stock outstanding. The aggregate consideration paid by Troy GAC to Seller for the Common Stock was €1,114,109,343 (the “Purchase Price”), or €16.42475 per share of Common Stock, in cash.

     The Purchase Price was funded by amounts available under the Debt Financing Agreements (as defined below) as well as by common equity and shareholder debt obtained from equity contributions of the limited partners of Apax VI-A, Apax VI-1, TPG IV, T3 Partners and T3 Parallel. In order to provide debt financing in connection with the purchase of Common Stock under the Stock Purchase Agreement, Troy GAC and its affiliates entered into the following debt financing arrangements: (i) the Senior Secured Facility Agreement, dated as of April 3, 2005, as amended and restated as of June 15, 2005, between, among others, Troy V S.àr.l., Troy II, Troy IV S.àr.l., Troy GAC, the Company and J.P. Morgan Europe Limited, as agent and collateral agent (the “Secured Facility Agreement”); (ii) the Senior Subscription Agreement, dated as of April 3, 2005, between, among others, Troy V S.àr.l., Troy II, Troy GAC, Troy IV S.àr.l., JPMorgan Chase Bank, N.A. and Deutsche Bank AG London (the “Subscription Agreement”), as amended by an amendment letter agreement dated June 15, 2005 (the “Subscription Letter Agreement”); (iii) the Senior Unsecured Facility Agreement, dated as of April 3, 2005, as amended and restated as of June 15, 2005, between, among others, Troy III S.àr.l., Troy II, Troy IV S.àr.l., Troy GAC and J.P. Morgan Europe Limited, as agent and collateral agent (the “Unsecured Facility Agreement”); and (iv) the PIK Bridge Facility Agreement, dated as of April 3, 2005, as amended and restated as of June 15, 2005, between, among others, Troy PIK S.àr.l., Troy I S.àr.l. and J.P. Morgan Europe Limited, as agent and collateral agent (the “PIK Facility Agreement” and, together with the Secured Facility Agreement, the Subscription Agreement, the Subscription Letter Agreement and the Unsecured Facility Agreement, the “Debt Financing Agreements”). Under the terms of each of the Debt Financing Agreements, J.P. Morgan Europe Limited, JPMorgan Chase Bank, N.A., Deutsche Bank AG London, Lehman Commercial Paper Inc. – UK Branch, Merrill Lynch International Bank Limited and the other lending entities under the Debt Financing Agreements, as applicable, agreed, subject to the conditions set forth in the relevant agreement, to lend or otherwise make available certain amounts set forth in the Debt Financing Agreements to Troy GAC and/or its affiliates for the purpose, among other things, of consummating the transactions contemplated by the Stock Purchase Agreement. The Secured Facility Agreement is attached as Exhibit 3 hereto, the Subscription Agreement is attached as Exhibit 4 hereto, the Subscription Letter Agreement is attached as Exhibit 5 hereto, the Unsecured Facility Agreement is attached as Exhibit 6 hereto and the PIK Facility Agreement is attached as Exhibit 7 hereto, all of which are incorporated herein by reference.

     Item 4.        Purpose of Transaction.

     As described above, on April 3, 2005, Troy GAC and Seller entered into the Stock Purchase Agreement and, pursuant to that agreement, on June 15, 2005, Troy GAC purchased 67,831,121 shares of Common Stock from Seller, representing approximately 80.87% of the total number of shares of Common Stock outstanding. The purpose of the transactions set forth in the Stock Purchase Agreement is for the Reporting Persons to acquire economic and voting control of the Company. The Reporting Persons intend to acquire 100% of the equity interests in the Company, as further described below.

     Under the Stock Purchase Agreement, the following members of the Company’s board of directors resigned, effective as of the closing date of the transactions contemplated by the Stock Purchase Agreement: Elisabetta Ripa, Stefano Rossi, Attilio Achler, Roberto Pellegrini and Roberto Opilio. The vacancies created by these resignations were filled on the closing date through the appointment of individuals affiliated with or designated by the Reporting Persons. Upon consummation of the Merger (as defined below), the Reporting Persons intend to replace Mr. Stelios Argyros, the sole independent member of the Company’s board of directors, with another individual affiliated with the Reporting Persons. Certain members of management of the Company who had been seconded to the Company by an affiliate of Seller have been, or will be, replaced.

     The Reporting Persons intend to acquire the remaining shares of Common Stock of the Company at the same per share price of €16.42475 by causing Troy GAC and the Company to effect a cash-out merger under Greek law in which all remaining ordinary shares are canceled and represent solely the right to receive that amount in cash (the “Merger”). Troy GAC and the Company have already begun the process under Greek law for the Merger and expect the Merger to be consummated following the required process in approximately six months. Upon consummation of the Merger, the Reporting Persons will beneficially own 100% of the equity interests in the Company and American Depositary Receipts and Dutch Depositary Receipts remaining outstanding will cease to represent ownership of underlying Common Stock and will represent only the right to receive the cash proceeds of the Merger, net of any applicable fees, taxes or other charges, all in accordance with respective Deposit Agreements. At that time, the Reporting Persons intend to cause the Company’s securities to cease to be authorized to be quoted on NASDAQ and to be delisted from Euronext. The Reporting Persons also intend to cause the Company, upon consummation of the Merger, or sooner if the conditions are met, to deregister the Common Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), so that the Company’s reporting obligations under the Exchange Act will be terminated.

     The preceding summary of certain provisions of the Stock Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement. A copy of the press release relating to the signing of the Stock Purchase Agreement was filed as Exhibit 99.1 to a report on Form 6-K by the Company on April 11, 2005, and is incorporated herein by reference.

     Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D (although the Reporting Persons reserve the right to change or develop such plans). The Reporting Persons expressly reserve the right to acquire additional shares of Common Stock in the open market, in private negotiated transactions or otherwise, subject to applicable law.

     Item 5.        Interest in Securities of the Issuer.

     Troy GAC is the sole record owner of, and therefore beneficially owns, 67,831,121 shares of Common Stock, representing in the aggregate approximately 80.87% of the outstanding shares of Common Stock. The Apax Reporting Persons and the TPG Reporting Persons are indirectly, through their ownership of the Troy Luxembourg Entities, the sole stockholders of Troy GAC. As a result, each of APEM, Apax GP, TPG Advisors and T3 Advisors may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by Troy GAC.

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is, and each Reporting Person expressly disclaims that it is, the beneficial owner of any Common Stock held by any other person (including another Reporting Person) for purposes of Section 13(d) of the Exchange Act or for any other purpose.

     Except as disclosed in this Schedule 13D, none of the Reporting Persons, nor (i) to the knowledge of Troy GAC, any of the persons named on Schedule I hereto, (ii) to the knowledge of each of the Apax Reporting Persons, any of the persons named on Schedule II hereto, and (iii) to the knowledge of the TPG Reporting Persons, any of the persons named on Schedule III hereto, as of the date hereof, has power to vote or to direct the vote or to dispose or direct the disposition of any other shares of Common Stock.

     Except as set forth in this Schedule 13D, none of the Reporting Persons, nor (i) to the knowledge of Troy GAC, any of the persons named on Schedule I hereto, (ii) to the knowledge of each of the Apax Reporting Persons, any of the persons named on Schedule II hereto, and (iii) to the knowledge of the TPG Reporting Persons, any of the persons named on Schedule III hereto, as of the date hereof, has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock.

     Only Troy GAC has the right to receive dividends from or the proceeds from the sale of any of the Common Stock reported as beneficially owned in this Item 5.

     Percentages set forth in this Schedule 13D were calculated based on an aggregate total of 83,876,720 shares of Common Stock, as represented by Seller in respect of the Company in the Stock Purchase Agreement.

Item 6.	Contracts, Arrangements, Understanding or Relationships with
Respect to Securities of the Issuer.

     Except as set forth in response to other Items of this Schedule 13D and the agreements incorporated herein by reference and set forth as exhibits hereto, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

      Item 7.          Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated June 24, 2005, among the Reporting
Persons, relating to the filing of a joint statement on Schedule 13D.
Exhibit 2	Stock Purchase Agreement.
Exhibit 3	Secured Facility Agreement.
Exhibit 4	Subscription Agreement.

Exhibit 5	Subscription Letter Agreement.
Exhibit 6	Unsecured Facility Agreement.
Exhibit 7	PIK Facility Agreement.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Troy GAC Telecommunications, S.A. is true, complete and correct.

Dated: June 24, 2005
TROY GAC TELECOMMUNICATIONS, S.A.

By: /s/ Giancarlo Aliberti Name: Giancarlo Aliberti Title: Vice-Chairman

By: /s/ Matthias Calice Name: Matthias Calice Title: Director

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Apax Partners Europe Managers Limited is true, complete and correct.

Dated: June 24, 2005
APAX PARTNERS EUROPE MANAGERS LIMITED

By: /s/ Peter Englander Name: Peter Englander Title: Authorized Signatory

By: /s/ Martin Halusa Name: Martin Halusa Title: Authorized Signatory

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Apax Europe VI GP Co. Limited is true, complete and correct.

Dated: June 24, 2005
APAX EUROPE VI GP CO. LIMITED

By: /s/ Denise J. Fallaize Name: Denise J. Fallaize Title: Director

By: /s/ Constance Helyar Name: Constance Helyar Title: Director

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Advisors IV, Inc. is true, complete and correct.

Dated: June 24, 2005
TPG ADVISORS IV, INC.

By: /s/ David A. Spuria Name: David A. Spuria Title: Vice President and Secretary

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to T3 Advisors II, Inc. is true, complete and correct.

Dated: June 24, 2005
T3 ADVISORS II, INC.

By: /s/ David A. Spuria Name: David A. Spuria Title: Vice President and Secretary

SCHEDULE I

     The name, position, present principal occupation, citizenship and business address of each director and executive officer of Troy GAC are set forth below.

Position and Present Principal
Name	Occupation	Business Address and Citizenship

Philippe M. Costeletos	Chairman of Troy GAC and	Stirling Square
	Managing Director of Texas	5-7 Carlton Gardens
	Pacific Group (Europe) Ltd.	London SW1Y 5AD
England
Citizen of Greece

Giancarlo Aliberti	Vice-Chairman of Troy GAC	Via dei Boschetti, 1
	and a Member of Apax	20121 Milan
	Partners Worldwide LLP	Italy
Citizen of Italy

Matthias Calice	Director of Troy GAC and	Stirling Square
	Principal of Texas Pacific	5-7 Carlton Gardens
	Group (Europe) Ltd.	London SW1Y 5AD
England
Citizen of Austria

Michael Grabiner	Director of Troy GAC and	15 Portland Place
	Member of Apax Partners	London W1B 1PT
	Worldwide LLP	England
Citizen of the United
Kingdom

Vincenzo Morelli	Director of Troy GAC and	Stirling Square
	Managing Director of Texas	5-7 Carlton Gardens
	Pacific Group (Europe) Ltd.	London SW1Y 5AD
England
Citizen of Italy

Salim Nathoo	Director of Troy GAC and	15 Portland Place
	Member of Apax Partners	London W1B 1PT
	Worldwide LLP	England
Citizen of the United
Kingdom

SCHEDULE II

     The name, position and present principal occupation of each director of APEM are set forth below. There are no executive officers of APEM.

     The principal business address of each director of APEM is c/o Apax Partners, Ltd., 15 Portland Place, London, England W1B 1PT, United Kingdom.

     Each director of APEM is a citizen of the United Kingdom.

Name	Position	Present Principal Occupation

Sir Ronald Cohen	Director	Director of APEM
Adrian Beecroft	Director	Director of APEM
Peter Englander	Director	Director of APEM
Paul Fitzsimmons	Director	Director of APEM
Stephen Grabiner	Director	Director of APEM
Stephen Green	Director	Director of APEM
Martin Halusa	Director	Director of APEM
Ian Jones	Director	Director of APEM
Michael Risman	Director	Director of APEM
Richard Wilson	Director	Director of APEM

     The name, position and present principal occupation of each director of Apax GP are set forth below. There are no executive officers of Apax GP.

     The principal business address of each director of Apax GP, except for Andrew Barrett and Stephen Tilton, is c/o International Private Equity Services, 13-15 Victoria Road, St. Peter Port, Guernsey, Channel Islands, GY1 3ZD. Mr. Barrett’s and Mr. Tilton’s principal business address is is c/o Apax Partners, Ltd., 15 Portland Place, London, England W1B 1PT, United Kingdom.

     Each director of Apax GP is a citizen of the United Kingdom.

Name	Position	Present Principal Occupation

Andrew Barrett	Director	Member of Apax Partners Worldwide LLP
Stephen Tilton	Director	Secretary of APEM
Constance A. E. Helyar	Director	Director of International Private Equity
Services
Denise Banks Fallaize	Director	Director of International Private Equity
Services
Arthur Jeremy Arnold	Director	Independent Director

SCHEDULE III

     The name, position, present principal occupation and business address of each director and executive officer of TPG Advisors and T3 Advisors are set forth below. The individuals listed below are U.S. citizens.

Position and Present Principal
Name	Occupation	Business Address

David Bonderman	Chairman of the Board of	301 Commerce Street, Suite
	Directors and President of TPG	3300, Fort Worth, Texas
	Advisors and T3 Advisors	76102

James G. Coulter	Director and Vice President of	345 California Street, Suite
	TPG Advisors and T3 Advisors	3300, San Francisco,
California 94104

William S.	Director and Vice President of	345 California Street, Suite
Price, III	TPG Advisors and T3 Advisors	3300, San Francisco,
California 94104

James J. O’Brien	Vice President and Assistant	301 Commerce Street, Suite
	Treasurer of TPG Advisors and	3300, Fort Worth, Texas
	T3 Advisors	76102

David A. Spuria	Vice President, General Counsel	301 Commerce Street, Suite
	and Secretary of TPG Advisors	3300, Fort Worth, Texas
	and T3 Advisors	76102

John E. Viola	Vice President, Chief Financial	301 Commerce Street, Suite
	Officer and Treasurer of TPG	3300, Fort Worth, Texas
	Advisors and T3 Advisors	76102

Richard A.	Vice President and Assistant	301 Commerce Street, Suite
Ekleberry	Secretary of TPG Advisors and	3300, Fort Worth, Texas
	T3 Advisors	76102

Thoman E.	Vice President and Chief	301 Commerce Street, Suite
Reinhart	Operating Officer of TPG	3300, Fort Worth, Texas
	Advisors and T3 Advisors	76102

Jonathan Coslet	Vice President of TPG Advisors	345 California Street, Suite
	and T3 Advisors	3300, San Francisco,
California 94104